Exhibit 99.5

PRESS RELEASE

United States: TotalEnergies to Provide 1 GW of Solar Capacity
to Power Google’s Data Centers in Texas for 15 Years

Paris/Houston, February 9, 2026 – TotalEnergies has signed two new long-term Power Purchase Agreements (PPA) to deliver 1 GW of solar capacity – equivalent to 28 TWh of renewable electricity over 15 years – to supply Google’s data centers in Texas. The power will be generated from TotalEnergies-owned sites currently under development in Texas: Wichita (805 MWp) and Mustang Creek (195 MWp), with construction scheduled to begin in Q2 2026.

Bringing reliable new power capacity for AI – now

These PPAs totaling 1 GW complement separate gross PPAs of 1.2 GW recently secured by Clearway, a California-based renewables company 50% owned by TotalEnergies, to support Google’s data centers across the ERCOT (Texas), PJM (Northeast), and SPP (Central) markets.

The Wichita and Mustang Creek solar farms will generate significant benefits for local communities. Several hundred jobs will be created during construction, and substantial tax revenues will help fund public services throughout the lifetime of the projects.

“We are pleased to sign these agreements to supply renewable electricity to Google in Texas, representing the largest renewable PPA volume ever signed by TotalEnergies in the United States”, said Marc-Antoine Pignon, Vice President Renewables U.S. for TotalEnergies. “This highlights TotalEnergies’ strategy to deliver tailored renewable energy solutions that support the decarbonization goals of digital players, particularly data centers. Through this PPA, TotalEnergies is also addressing the challenges of land availability and power supply for data centers by enabling large-scale colocation opportunities,” he added.

“Supporting a strong, stable, affordable grid is a top priority as we expand our infrastructure,” said Will Conkling, Director of Clean Energy and Power at Google. “Our agreement with TotalEnergies adds necessary new generation to the local system, boosting the amount of affordable and reliable power supply available to serve the entire region.”

TotalEnergies has a gross capacity portfolio of 10 GW of onshore solar, wind and battery storage assets in operation in the United States, including 400 MW in the PJM market in the Northeast of the country, and 5 GW in the ERCOT market in Texas.

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TotalEnergies’ tailored power solutions for its customers around the world

These power supply with Google, adds to those already signed by TotalEnergies with Airbus, SWM, Google, Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies had more than 32 GW of installed gross renewable electricity generation capacity and aims to reach more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenerçjies.com l @TotalEnerçjiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenerçjies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).